UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Clean Energy Holdings, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

378989107
(CUSIP Number)

April 5, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. Stewart A. Resnick

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	13,445,000 (1)

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	13,445,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 13,445,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.11%

12.	TYPE OF REPORTING PERSON IN

(1) The securities reported include (i) 12,500,000 shares of the Issuer’s common stock; and (ii) currently exercisable warrants to purchase 945,000 shares of the Issuer’s common stock.

1.	NAMES OF REPORTING PERSONS. Roll Energy Investments LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER	0

	6.	SHARED VOTING POWER	13,445,000 (1)

	7.	SOLE DISPOSITIVE POWER	0

	8.	SHARED DISPOSITIVE POWER	13,445,000 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 13,445,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.11%

12.	TYPE OF REPORTING PERSON OO

(1) The securities reported include (i) 12,500,000 shares of the Issuer’s common stock; and (ii) currently exercisable warrants to purchase 945,000 shares of the Issuer’s common stock.

Item 1(a).  Name of Issuer.

The name of the issuer is Global Clean Energy Holdings, Inc. (the “Issuer”).

Item 1(b).  Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 6033 W. Century Blvd., Suite 895, Los Angeles, California 90045.

Item 2(a).  Name of Person Filing.

Stewart A. Resnick (“Resnick”)

Roll Energy Investments LLC (“Roll LLC”)

This statement relates to the securities directly owned by Roll LLC.  Resnick is the sole manager of Roll LLC.  As a result of his control over Roll LLC, Resnick is deemed to beneficially own the securities held by Roll LLC.  Resnick and Roll LLC are referred to herein as the “Reporting Persons.”

Item 2(b).  Address of Principal Business Office, or, if None, Residence.

The business address of each of Resnick and Roll LLC is 11444 West Olympic Boulevard, 10th Floor, Los Angeles, California 90064.

Item 2(c).  Citizenship.

Roll LLC is a Delaware limited liability company. Resnick is a U.S. Citizen.

Item 2(d).  Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, no par value per share (the “Common Stock”).

Item 2(e).  CUSIP No.

The CUSIP number is 378989107.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages and is incorporated herein by reference.

As of April 5, 2010, Roll LLC was the record owner of (i) 12,500,000 shares of the Issuer’s Common Stock; and (ii) currently exercisable warrants (“Warrants”) to purchase 945,000 shares of the Issuer’s Common Stock. As of April 5, 2010, Roll LLC owned approximately 5.11% of the Issuer’s Common Stock outstanding, inclusive of the shares of Common Stock issuable upon exercise of the Warrants.

As of April 5, 2010, Stewart A. Resnick did not directly own any securities of the Issuer.  However, as the sole manager of Roll LLC, Mr. Resnick has the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, the securities held by Roll LLC. As a result of his control over Roll LLC, Resnick is deemed to beneficially own the securities held by Roll LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2010 ROLL ENERGY INVESTMENTS LLC By: /s/ STEWART RESNICK Stewart A. Resnick, Manager	Dated: April 12, 2010 STEWART A. RESNICK By: /s/ STEWART RESNICK Stewart A. Resnick, Manager

EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: April 12, 2010 ROLL ENERGY INVESTMENTS, LLC By: /s/ STEWART RESNICK Stewart A. Resnick, Manager	Dated: April 12, 2010 STEWART A. RESNICK By: /s/ STEWART RESNICK Stewart A. Resnick